Exhibit 13.1
CERTIFICATION FURNISHED PURSUANT TO RULE 13a-14(b) (17 CFR 240.13a-14(b))
OR RULE 15d-14(b) (17 CFR 240.15d-14(b)) AND SECTION 1350 OF CHAPTER 63 OF
TITLE 18 OF THE UNITED STATES CODE (18 U.S.C. 1350), PROMULGATED UNDER
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of Telkom SA Limited (the “Company”) on Form 20-F for
the year ending March 31, 2006 (the “Report”), we, Leapeetswe Rapula Radiala Molotsane,
Chief Executive Officer of the Company, and Kaushik Rajnikant Patel, Chief Financial Officer
of the Company, certify, pursuant to 18 U.S.C. Section 1350, promulgated under Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1)
The Report fully complies with the requirements of Section 13(a) or 15(d) of the
Securities Exchange Act of 1934; and
(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
Date: August 4, 2006 By: /s/ LRR Molotsane
Leapeetswe Rapula Radiala
Molotsane
Chief Executive Officer
(principal executive officer)
Date: August 4, 2006 By: /s/ KR Patel
Kaushik Rajnikant Patel
Chief Financial Officer
(principal financial officer)
The foregoing certifications are being furnished solely pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. § 1350 and will not be deemed
“filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section.